May 2, 2023
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Daniel Crawford
Re:        GENFIT S.A.
Registration Statement on Form F-3
Filed April 18, 2023
File No. 333-271312
Acceleration Request
Requested Date: May 4, 2023
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-271312) (the “Registration Statement”), to become effective on May 4, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Brian Leaf and Katie Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf or Katie Kazem of Cooley LLP at (703) 456-8053 and (703) 456-8043, respectively.
[Signature page follows]

Very truly yours,

GENFIT S.A.

By:	/s/ Pascal Prigent
Pascal Prigent
Chief Executive Officer
cc:          Stefanie Magner, GENFIT S.A.
Thomas Baetz, GENFIT S.A.
Brian F. Leaf, Cooley LLP
Katie A. Kazem, Cooley LLP